April 29, 2005

Via Facsimile 202.942.9528

and Via EDGAR

Mr. Jonathan Duersch

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-0405

Re:	Toreador Resources Corporation

Form 10-K, for the year ended December 31, 2004

File No. 0-02517

Dear Mr. Duersch:

On behalf of Toreador Resources Corporation (the “Company”), we are submitting the Company’s responses to the accounting comments to the Company’s Form 10-K for the year-ended December 31, 2004 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated April 15, 2005. Please be advised that separately we have responded to the engineering comments to the Form 10-K set forth in the letter from the SEC dated April 19, 2005.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.

We note that you have duplicated your significant accounting policies as presented in note 2 to your financial statements under your critical accounting policies. Critical accounting policy disclosures should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Such disclosures should address the specific instances where uncertainties exist in your estimates that materially affect the quality and variability of your earnings and cash flows so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making critical estimates are effective in conveying this information. Please modify your disclosures accordingly. Refer to FRC Section 501.14 for further guidance.

Mr. Jonathan Duersch

April 29, 2005

Response: The Company acknowledges the SEC’s comment and proposes that in any future filings beginning with the Form 10-Q for the quarter ended March 31, 2005 in which critical accounting policies are required to be summarized with Management’s Discussion and Analysis that it will provide the attached disclosure regarding critical accounting policies.

2.

We note that your share data related to share transactions was not included in your statement of stockholders’ equity. Please modify your statement of stockholders’ equity to include share data or provide a tabular presentation of changes in your outstanding shares in the notes to your financial statements. Refer to paragraph 10 of ABPA No. 12.

Response: For 2002 and 2003, the Company did not include in the “Consolidated Statements of Changes in Stockholders’ Equity” the share data because the only changes in share data were due to issuances of Series A-1 Convertible Preferred Stock which were disclosed in Note 8 to Consolidated Financial Statements “Capital” for each year. For 2004, the changes in share data were solely due to the (i) exercise of stock options that were disclosed in Note 11 to Consolidated Financial Statements “Stock Compensation Plans,” (ii) conversion of a convertible debenture that was disclosed in Note 7 to Consolidated Financial Statements “Long Term Debt” and (iii) conversions of Series A and Series A-1 Convertible Preferred Stock that were disclosed in Note 8 to Consolidated Financial Statements “Capital.” The Company proposes that in any future filings beginning with the Form 10-Q for the quarter ended March 31, 2005 in which Consolidated Statements of Changes in Stockholders’ Equity is required that it modify the table as follows: (i) the former column entitled “Preferred Stock” will be re-titled “Preferred Stock, Shares and $ Amount;” (ii) a new column entitled “Common Shares” will be added; and (iii) a new column entitled “Treasury Shares” will be added.

3.

We have read your revenue recognition policy disclosure and were unable to determine how you are accounting for oil sales and transportation costs associated with your sales. We would expect your disclosures to include a description of significant contract terms and how you have applied the guidance in SAB Topic 13A to your sale arrangements. For example, we note your disclosure that a significant portion of your oil production is sold to Elf Antar France S.A. Additionally, whether you have accounted for the transportation costs as a component of your oil sales or selling expenses should be clear from your disclosures. Please expand your revenue recognition policy accordingly.

Response: The Company did not disclose how it accounted for oil sales and transportation costs associated with its oil sales because the principles and methods used

Mr. Jonathan Duersch

April 29, 2005

by the Company are the principles and methods generally followed in the oil and gas industry. The Company proposes that in any future filings beginning with the Form 10-Q for the quarter ended March 31, 2005 in which revenue recognition policy is required to be disclosed in the Notes to the Consolidated Financial Statements that it will add the following language: “The majority of our sales comes from France and is sold to Elf Antar France S.A. The terms of the contract call for oil to be sold at average Platt Brent Crude prices less a specified differential per barrel. The contract with Elf Antar France S.A. is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the year. All transportation costs are accounted for as a component of oil sales.”

Enclosed herewith is a statement from the Company regarding (i) the responsibility for the adequacy and accuracy of the disclosure, (ii) the fact that the staff’s comments or changes in response to staff comments do not foreclosure the SEC for taking action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding.

The Company has distributed an Annual Report to its stockholders for its upcoming annual meeting on May 19, 2005 and would prefer that Management’s Discussion and Analysis of Financial Conditions and Results of Operations and financial statements and footnotes in its Form 10-K remain identical to those found in its Annual Report. All of the Company’s responses have indicated that the Company will provide the requested disclosure on a prospective basis beginning with all filings in which such disclosure is required to be made beginning with the Form 10-Q for the quarter ended March 31, 2005.

Mr. Jonathan Duersch

April 29, 2005

If you have any questions, please call me at 214.651.5562.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry

Direct Phone Number: 214.651.5562

Direct Fax Number: 214.200.0620

Janice.Sharry@haynesboone.com

JVS:tk

cc:	H. Roger Schwall (202.942.9528)
G. Thomas Graves III
Douglas W. Weir

Mr. Jonathan Duersch

April 29, 2005

PROPOSED FUTURE CRITICAL ACCOUNTING POLICIES DISCLOSURE

CRITICAL ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of all wholly-owned and majority-owned subsidiaries. The equity method of accounting is used for companies and other investments in which we have significant influence. All intercompany profits, transactions, and balances have been eliminated.

OIL & NATURAL GAS PROPERTIES

We follow the successful efforts method of accounting for our oil and natural gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, these costs plus the costs of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. An impairment loss is recorded if the net capitalized costs of proved oil and natural gas properties exceed the aggregate undiscounted future net cash flows determined on a property-by-property basis. The impairment loss recognized equals the excess of net capitalized costs over the related estimated discounted future net cash flows, determined on a property-by-property basis. As a result of the foregoing, our results of operations for any particular period my not be indicative of the results that could be expected over longer periods

As of December 31, 2004, we have capitalized exploratory well costs, pending the determination of proved reserves of approximately $8.9 million associated with the Ayazli #1 and Calgan #2 wells.

OIL & NATURAL GAS RESERVES

Engineering estimates of our oil and natural gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgments involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and natural gas reserves can be designated as “proved.” Proved reserve estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depletion expense and impairment expense and in disclosing the supplemental standardized measure of discounted future net cash flows related to proved oil and natural gas properties. Depletion rates are determined based on estimated proved reserve quantities (the denominator) and capitalized costs of producing properties (the numerator). Producing properties’ capitalized costs are amortized based on the units of oil or natural gas produced. Therefore, assuming all other variables are held constant, an increase in estimated proved reserves decreases our depreciation, depletion, and amortization expense. Also estimated reserves are often used to calculate future cash flows from our oil and natural gas operations, which serve as an indicator of the fair value in determining whether a property is impaired or not. The larger the estimated reserves, the less likely the property is impaired.

Mr. Jonathan Duersch

April 29, 2005

STOCK BASED COMPENSATION

We have chosen to account for stock options granted to employees and directors under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 instead of the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure” (collectively, “Statement 123”).

Had compensation costs for employees under our two stock-based compensation plans been determined based on the fair value at the grant dates under those plans consistent with the method proscribed by Statement 123, our net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts listed below:

	2004	2003	2002
	(in thousands except per share data)
Net income (loss), applicable to common shares, as reported	$ 24,305	$ 1,882	$ (6,481)
Basic earnings (loss) per share reported	2.54	0.20	(0.69)
Diluted earnings (loss) per share reported	1.97	0.20	(0.69)
Stock-based compensation costs under the intrinsic value method included in net income (loss) reported, net of related tax	—	—	—
Pro-forma stock-based compensation costs under the fair value method, net of related tax	1,049	249	432
Pro-forma income (loss) applicable to common shares, as under the fair-value method	23,256	1,633	(6,913)
Pro-forma basic earnings (loss) per share under the fair value method	2.43	0.17	(0.74)
Pro-forma diluted earnings (loss) per share under the fair value method	1.89	0.17	(0.74)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Dividend yield per share	—	—	—
Volatility	43 – 54%	42%	34%
Risk-free interest rate	3.3 – 4.6%	2.8%	2.8%
Expected lives	3 years	10 years	10 years

Mr. Jonathan Duersch

April 29, 2005

FOREIGN CURRENCY

The U.S. dollar is our reporting currency in all our areas of operations: United States, France, Turkey, and Romania. The U.S. dollar is our functional currency in the United States and Turkey. The Eurodollar is our functional currency in France. We attempt to manage our operations in such a manner as to reduce our exposure to foreign exchange losses. However, there are many factors that affect foreign exchange rates and resulting exchange gains and losses, many of which are beyond our influence. We recognize exchange gains and losses resulting from fluctuation in the relationship of the Turkish Lira to the U.S. Dollar. It is not possible to predict the extent to which we may be affected by future changes in exchange rates.

INCOME TAXES

Deferred income taxes reflect the net tax effects, calculated at currently enacted rates, of (a) future deductible/taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements or income tax returns, and (b) net operating loss carryforwards. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires that a liability for costs associated with an exit or disposal activity should be initially recognized when it is incurred. Under previous standards, such costs were recognized in the period in which an entity committed to a plan of disposal. Under Statement 146, the costs are recognized in the period when an actual disposal is under way. Examples of costs included under Statement 146 include one-time termination benefits, costs to consolidate or close facilities and costs to relocate employees. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. On June 17, 2003, we committed to the termination of four employees. Two engineers, one geologist and one part-time employee were terminated in an effort to reduce general and administrative costs. Total severance expense and liability for the year ended December 31, 2003, were approximately $511,000 and $310,000, respectively. On February 2, 2004, we committed to the termination of two landmen as a result of the Royalty Sale in January 2004. Total severance expense and liability for the year ended December 31, 2004, were approximately $172,000 and zero, respectively. The following table provides a reconciliation of the liability:

Exit Cost or Disposal Activity	Amount
(in thousands)
Employee severance liability June 17, 2003	$ 511
Cost incurred	—
Adjustments	—
Less: Payroll payments	(201)
Severance liability December 31, 2003	$ 310

Cost incurred	172
Adjustments	—
Less: Payroll Payments	(482)
Severance liability December 31, 2004	$ —

Mr. Jonathan Duersch

April 29, 2005

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard 123 (revised 2004) Share-Based Payment, an amendment to Statement of Accounting Standards 123 and 95, as amended by SFAS No. 148, “Accounting for Stock-based Compensation Transition and Disclosure” (collectively, “Statement 123”). Statement 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The statement is effective for interim quarters beginning after January 1, 2006. We do not expect that the adoption of this statement will have a significant impact on our future results of operations or financial position.

In November 2004, the FASB issued Financial Accounting Standard No. 151 on Inventory Costs. This statement amends guidance set forth in ARB No. 43, Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.

Toreador Resources Corporation

4809 Cole Avenue, Suite 108

Dallas, Texas 75205

April 29, 2005

Via EDGAR and Facsimile (202) 942-9528

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Toreador Resources Corporation

Ladies and Gentlemen:

Toreador Resources Corporation (the “Company”) hereby acknowledges the following:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2004 and any amendments thereto;

(2)

Comments from the Securities and Exchange Commission (the “Commission”) staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Toreador Resources Corporation

By:	/s/ G. Thomas Graves III
G. Thomas Graves III

President and CEO